

December 8, 2015

Mail Stop 4720

<u>Via E-mail</u>
Ms. Lauri A. Wood
Chief Financial Officer
Peoples Financial Corporation
Lameuse and Howard Avenues
Biloxi, MS 39533

     Re: Peoples Financial Corporation
            Form 10-Q for the Quarter Ended September 30, 2015
            Filed November 10, 2015
            File No. 001-12103

Dear Ms. Wood:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-Q for the Quarter Ended September 30, 2015</u>

<u>Consolidated Statements of Comprehensive Income (Loss), page 6</u>

1.   We note that your consolidated statement of comprehensive loss for the three and nine months ended September 30, 2015 reflects the net unrealized gain on available-for-sale securities for each respective period. However, it is unclear how you have reflected the reclassification adjustments for the items in comprehensive income that are also presented as part of the net loss for the period (the $1.7 million loss on bond issued by a municipality) in accordance with ASC 220-10-45-15. Please advise or revise as appropriate.

<u>Note 4 – Investments, page 12</u>

2.   We note your disclosure on page 15 that as part of your routine evaluation of securities for other-than-temporary impairment, you identified a potential credit loss on bonds

issued by a municipality with a carrying value of $1,875,000, and recorded a loss of $1,695,000 from the credit impairment of the bonds. However, we note that the states and political subdivisions sub-category of securities as of both December 31, 2014 and June 30, 2015 only show gross unrealized losses of $57,000 and $198,000, respectively. Please tell us where you had classified these securities prior to taking the credit impairment on nearly the entire balance during the third quarter of 2015. Additionally, to the extent that the unrealized losses on these securities only arose during the third quarter of 2015, please tell us the factors that caused the decrease so significantly and why there were not any indicators prior to the third quarter of 2015.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Financial Condition, page 43

3.   We note your disclosure that you sold Other Real Estate (ORE) in the amount of $3.6 million for a loss of $796,000 during the nine months ended September 30, 2015. We also note per your Form 8-K filed on September 23, 2015 that the results of your auction included the sale of 18 real estate parcels from the ORE portfolio with a carrying value of $1.8 million for a net loss of $857,815. You also go on to state that the auction results are in line with management's expectations and you continue to pursue additional post-auction inquires. In light of the auction results (where you obtained proceeds at 48% of the recorded value) and plans to continue to pursue auctions, please tell us the last time you obtained appraisals on the ORE, and whether the outcome from this auction drove you to update appraisals and consider the auction results for any other ORE or collateral-based loans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Cara Lubit at (202) 551-5909 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie Sullivan

Stephanie Sullivan
Senior Assistant Chief Accountant
Office of Financial Services